Securities and Exchange Commission
Washington, D. C. 20549
 __________________________________________
FORM 11-K/A
(Amendment No. 1)
  __________________________________________

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Twelve Month Period Ended December 31, 2015
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the transition period from             to
Commission file number 1-37614
 __________________________________________

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
STERIS Corporation 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
STERIS plc
Chancery House, 190 Waterside Road, Hamilton Industrial Park Leicester, LE51QZ

Explanatory Note
The filing of this Form 11-K/A, Amendment No. 1, relating to the STERIS Corporation 401(k) Plan, is being made for the purpose of correcting certain disclosures in Notes 1 and 2 relating to the description of Plan and accounting policies. No changes to the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits or supplemental schedules were made relative to the original filing made on June 28, 2016. This amendment does not reflect events that have occurred after the original filing date.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
STERIS Corporation 401(k) Plan
For the Years Ended December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

STERIS Corporation 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014
Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	5
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	6
Notes to Financial Statements	7

Supplemental Schedules:
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
Signature	16

Exhibit:

Exhibit 23—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
STERIS Corporation

We have audited the accompanying statements of net assets available for benefits of STERIS Corporation 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of STERIS Corporation 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of STERIS Corporation 401(k) Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 28, 2016
Except for Notes 1 and 2, as to which the date is
July 14, 2016

STERIS Corporation
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value	$465,176,997	$443,331,334
Notes receivable from participants	8,438,812	8,298,646
Participant contributions receivable	—	35,375
Net assets available for benefits	$473,615,809	$451,665,355
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Investment Income:
Investment interest and dividend income	$11,992,503
Interest on notes receivable from participants	363,550
Contributions:
Participant	31,201,494
Employer	12,686,124
Rollovers	2,473,725
46,361,343
Total additions	58,717,396

Deductions:
Net realized and unrealized depreciation in the fair value of investments	$7,893,132
Benefit payments	28,542,891
Administrative expenses	330,919
Total deductions	36,766,942

Net increase in net assets available for benefits	21,950,454

Net assets available for benefits at:
Beginning of year	451,665,355
End of year	$473,615,809
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of Plan
The following brief description of the STERIS Corporation 401(k) Plan (the “Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.
The filing of this Form 11-K/A, Amendment No. 1, relating to the STERIS Corporation 401(k) Plan, is being made for the purpose of correcting certain disclosures in Notes 1 and 2 relating to the description of Plan and accounting policies. No changes to the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits or supplemental schedules were made relative to the original filing made on June 28, 2016. This amendment does not reflect events that have occurred after the original filing date.
General
The Plan is a defined contribution plan administered by STERIS Corporation (the “Company,” or “Plan Administrator”), a wholly owned subsidiary of STERIS plc.
Generally, all U.S. employees of the Company and certain participating subsidiaries and other affiliates who have attained the age of 18 and have completed 90 days of employment with the Company or a participating subsidiary or other affiliate are eligible to participate in the Plan on the first day of the payroll period that begins after satisfying these requirements. Rehired employees who were previously participants are eligible for participation immediately upon rehire. The Plan contains an automatic enrollment feature for newly eligible participants and a Qualified Automatic Contribution Arrangement (QACA). The Plan was amended in 2013 to (i) provide that an employee of the Company or a subsidiary or other affiliate who is not eligible to participate in the Plan and who is transferred to an employment status that makes him/her eligible to participate, will become a participant as of the date of transfer provided that he/she has satisfied the minimum age and service requirements at that time, and (ii) add provisions limiting withdrawals other than hardship withdrawals. The Plan was amended and restated in its entirety effective January 1, 2015, to consolidate all prior amendments into one document and to meet then applicable IRS qualification requirements that plan sponsors restate their plan documents and subsequently amended to change the definition of "Employer Stock" to STERIS plc shares.
The Plan is a stock bonus plan. The portion of the Plan fund that holds investments consisting of STERIS plc ("STERIS") ordinary shares (the "STERIS Company Stock Fund") is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Plan provides for a cash payment option with respect to dividends paid on STERIS shares held in the STERIS Company Stock Fund. The Plan also contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. The Plan is qualified under Section 401(a) of the Code.

Vanguard Fiduciary Trust Company is the Plan trustee and The Vanguard Financial Group, Inc. is the Plan record-keeper (collectively "the Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions made by a participant are “before-tax” deferred compensation contributions or may be designated by the participant as "after - tax" Roth 401(k) contributions.
The Plan allows participants to contribute between one and fifty percent of their compensation received during a calendar year, subject to certain limitations. The contributions for each participant are made by payroll deductions and are determined each pay period by multiplying the participant selected deferral percentage rate then in effect by his/her eligible compensation for such period.
The Plan contains a feature that allows participants to modify deferral percentages at any time.
Participating employers make matching cash contributions to participants' accounts. The matching contributions are a percentage of the contributions made by each participant. For the year ended December 31, 2015, employer matching contributions were 100% of a participant's contribution (not in excess of one percent of eligible compensation), and 50% of the participant's contributions (in excess of one percent but not in excess of six percent of eligible compensation), subject to certain

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

Plan limitations. The employer matching contributions are made each pay period. The Company has reserved the right to amend the Plan, which includes the right to suspend, modify or terminate employer matching contributions.
Participating employers also may make corrective qualified nonelective contributions to the Plan on behalf of participants.
The Plan also allows a participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”).
Delinquent Participant Contributions
During 2015 and 2014, one of the participating employers failed to transmit certain participant contributions to the Plan in the amount of $46,645 and $35,375, respectively, within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The delinquent participant contributions were made to the Plan on March 2, 2015 and January 21, 2015, and the Plan was reimbursed for lost earnings in the amount of $725 on March 6, 2015 and $333 on February 9, 2015. Related excise taxes were paid to the IRS.
Participant Accounts
A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans and interest, withdrawals, rollovers, and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at fair value.
Participants may elect to invest contributions, including employer contributions, in any combination of the investment funds offered by the Plan, including the STERIS Company Stock Fund. If a participant does not make an investment election with respect to 100% of the contributions made on behalf of the participant, those contributions for which no election has been made will be invested in the default investment option (Vanguard Target Retirement Date Funds), until an affirmative election of other investment options is received from the participant.
Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose. The STERIS Company Stock Fund will not accept transfers from other investment funds or rollover contributions. A self-directed mutual fund brokerage window option also is available to participants.  This option enables participants to invest in a wide variety of mutual funds, beyond the core investment funds available to all Plan participants.  Participants who elect this option are subject to additional charges; these additional charges are the responsibility of the electing participants.
Vesting
All participants are immediately vested in their contributions and employer matching contributions plus actual earnings thereon.
Forfeitures
All contributions to the Plan are 100% vested; however, if for any reason an amount is required to be forfeited pursuant to Article VII or to a correction under the Internal Revenue Service's Employee Plans Compliance Resolution System (EPCRS) program for which the Employer and the Plan are eligible, as set forth in Revenue Procedure 2013-12 or any successor thereto, such forfeiture shall be used as soon as practicable to pay Plan expenses or to reduce any Employer Contributions to be made in the Plan Year in which the forfeiture occurs or the next following Plan Year.
Plan Withdrawals and Distributions
Upon death, disability or retirement or other termination of service, participants may receive a lump sum amount equal to the value of their account balance. Employed participants who have specific financial hardship may withdraw all or a portion of their account balance, provided that the participant has first received any loan for which he/she is eligible. Additionally, participants who are age 59 1/2 or older may withdraw all or a portion of their account balance for any reason, subject to frequency limitations.
Participants Loans
Participants currently employed may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years and are secured by up to 50% of the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period.

STERIS Company Stock Fund
Each participant who has an investment in the STERIS Company Stock Fund holds Stock Fund units. These units represent a proportionate number of STERIS shares held in the STERIS Company Stock Fund. The Company Stock Fund may hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Each participant is entitled to exercise voting rights attributable to the STERIS shares that his or her stock units represent. At least thirty days prior to the time such rights are to be exercised, each participant is sent, electronically or by regular mail, a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with the instructions received from other participants in the Plan who are voting.
Plan Termination
The Company, by action of its Board of Directors or Compensation Committee and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. The Oversight Committee for the Plan also is authorized to make certain Plan amendments.
In the event of Plan termination, participants will remain 100 percent vested in their accounts.
Administrative Expenses
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the Company elects to pay such amounts. Quarterly, an amount of $12 is deducted from each participant account to pay administrative fees. The Company has elected to pay audit, legal, and consulting fees only. Expenses that are paid by the Company are excluded from these financial statements.

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Plan financial statements have been prepared on the accrual basis of accounting. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when incurred. If a participant ceases to make loan repayments and the plan

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2015-07.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU is not applicable to the Plan. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2015-12.

3.	Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the funds of the Trustee and funds maintained by entities affiliated with the Trustee and the payment of administrative expenses. Permissible Plan loans to participants are also parties-in-interest transactions.
The Plan purchased shares of STERIS (and the Company as its predecessor) for $3,361,741, sold shares of STERIS (and the Company as its predecessor) for $3,780,815, and received dividends on such shares totaling $656,207 during the year ended December 31, 2015. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

4. Tax Status
The Plan received a determination letter from the Internal Revenue Service dated October 9, 2015, stating that the Plan is qualified under Section 401(a) of the Code. This determination also meant, in effect, that the related trust was determined to be exempt from taxation. The determination was subject to a request that certain proposed amendments previously submitted to the IRS be adopted. These amendments, contained in a First Amendment, were adopted later in October, 2015. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code requirements in the event of any noncompliance.
U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by the Internal Revenue Service;

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

however, there are currently no tax audits for any tax periods in respect of the Plan in progress. The Company believes it is no longer subject to examinations of its Forms 5500 for years prior to 2012.

5.	Investments
During 2015, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in value as follows.

Year Ended December 31,
Net realized and unrealized appreciation (depreciation) in the value of investments:
STERIS Company Stock Fund	$7,154,627
Mutual funds	(15,047,759)
Net realized and unrealized appreciation (depreciation) in the value of investments	$(7,893,132)

The following presents investments at December 31, 2015 and 2014 that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2015	2014
Vanguard Institutional Index Fund	$98,604,882	$99,953,023
Vanguard Extended Market Index Fund Institutional Shares	57,006,269	59,276,549
Vanguard Total Bond Market Index Fund Institutional Shares	37,899,924	35,805,171
Vanguard Prime Money Market Fund Institutional Shares	30,439,896	29,936,148
STERIS Company Stock Fund	51,537,762	44,744,773
Vanguard FTSE All-World ex-US Index Fund Institutional Shares (1)	22,556,412	23,239,272
Vanguard Target Retirement 2020 Fund	30,470,305	28,316,475
Vanguard Target Retirement 2025 Fund	32,771,530	30,625,546
Vanguard Target Retirement 2030 Fund	25,686,007	23,186,642
(1) Investments at December 31, 2015 did not represent 5 percent or more of the Plan’s net assets available for benefits.

6.	Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are classified in a hierarchy based on the inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

The following describes the valuation methodologies used for assets measured at fair value.
Mutual funds: Money market fund holdings are classified as level two as active market quoted prices are not available and valuation of the units in the funds is inherently subject to a net asset value.
STERIS Company Stock fund: Valued based on the year end unit value; unit values were determined by the Trustee by dividing the fair values of the total net assets at year end by the outstanding units.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Mutual funds
Domestic Balanced	$164,016,641	$—	$—	$164,016,641
Large Blend	98,947,968	—	—	98,947,968
Mid Cap	57,046,062	—	—	57,046,062
Intermediate Term Bond	37,899,924	—	—	37,899,924
Taxable Money Market	—	31,110,795	—	31,110,795
Foreign Large Blend	22,610,643	—	—	22,610,643
Other Mutual Funds	2,007,202	—	—	2,007,202
STERIS Company Stock Fund	51,537,762	—	—	51,537,762
Total assets at fair value	$434,066,202	$31,110,795	$—	$465,176,997

	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds
Domestic Balanced	$147,404,071	$—	$—	$147,404,071
Large Blend	100,284,993	—	—	100,284,993
Mid Cap	59,316,313	—	—	59,316,313
Intermediate Term Bond	35,805,171	—	—	35,805,171
Taxable Money Market	—	30,478,565	—	30,478,565
Foreign Large Blend	23,291,691	—	—	23,291,691
Other Mutual Funds	2,005,757	—	—	2,005,757
STERIS Company Stock Fund	44,744,773	—	—	44,744,773
Total assets at fair value	$412,852,769	$30,478,565	$—	$443,331,334

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Participants are responsible for researching and judging for themselves the suitability of any particular security, transaction or investment strategy and the associated inherent risk of loss.

STERIS Corporation
401(k) Plan
EIN:  34-1482024          Plan Number:  001
Schedule H, Line 4a— Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015 and 2014

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included:	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

2015 (1)	$46,646	—	$46,646	—	—
2014 (2)	$35,375	—	$35,375	—	—

(1)	Represents delinquent participant contributions from various 2015 pay periods. The Company transmitted lost earnings into the Plan on March 6, 2015 and has filed the required Form 5330.

(2)	Represents delinquent participant contributions from various 2014 pay periods. The Company transmitted lost earnings into the Plan on February 9, 2015 and has filed the required Form 5330.

STERIS Corporation
401(k) Plan
EIN:  34-1482024           Plan Number:  001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Stock:
* STERIS plc	STERIS Company Stock Fund - 699,766 Units	**	$51,537,762

Mutual Funds:
* Vanguard Extended Market Index Fund Institutional Shares	896,607 Shares	**	57,006,269
* Vanguard FTSE All-World ex-US Index Fund Institutional Shares	263,448 Shares	**	22,556,412
* Vanguard Institutional Index Fund	528,373 Shares	**	98,604,882
* Vanguard Prime Money Market Institutional Shares	30,439,896 Units	**	30,439,896
* Vanguard Target Retirement 2010 Fund	83,771 Shares	**	2,084,224
* Vanguard Target Retirement 2015 Fund	704,564 Shares	**	10,025,949
* Vanguard Target Retirement 2020 Fund	1,122,295 Shares	**	30,470,305
* Vanguard Target Retirement 2025 Fund	2,098,049 Shares	**	32,771,530
* Vanguard Target Retirement 2030 Fund	926,624 Shares	**	25,686,007
* Vanguard Target Retirement 2035 Fund	1,234,768 Shares	**	20,793,486
* Vanguard Target Retirement 2040 Fund	514,754 Shares	**	14,644,745
* Vanguard Target Retirement 2045 Fund	685,759 Shares	**	12,192,804
* Vanguard Target Retirement 2050 Fund	321,156 Shares	**	9,149,742
* Vanguard Target Retirement 2055 Fund	103,042 Shares	**	3,176,800
* Vanguard Target Retirement 2060 Fund	18,460 Shares	**	502,303
* Vanguard Target Retirement Income	202,309 Shares	**	2,518,746
* Vanguard Total Bond Market Index Fund Institutional Shares	3,562,023 Shares	**	37,899,924
* Vanguard brokerage option - registered investment companies	3,115,211 Units	**	3,115,211
			413,639,235
Other:
* Participant Loans	Bearing interest between 4.25% and 8.50% and maturing through 2040		8,438,812
			$473,615,809

* Indicated party-in-interest to the Plan.
** Participant-directed investment, cost not required

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401 (k) Plan

		By:	STERIS Corporation
Plan Administrator

Dated:	July 14, 2016	By:	/s/ MICHAEL J. TOKICH
Michael J. Tokich
Senior Vice President, Chief Financial Officer and Treasurer, STERIS Corporation